UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-13300

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2018 and 2017

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	12
Signature	13
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator
of the Capital One Financial Corporation Associates Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2018.
Tysons, Virginia
June 18, 2019

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2018	2017
Assets:
Investments, at fair value	$4,660,383,686	$4,876,760,104
Investments, at contract value	433,922,167	415,300,256
Total investments	5,094,305,853	5,292,060,360
Receivables:
Notes receivable from participants, maturing through 2032, 3.25%-9% interest rates	130,370,172	130,843,044
Net assets available for benefits	$5,224,676,025	$5,422,903,404

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2018	2017
Additions:
Investment income (loss):
Net appreciation (depreciation) of investments	$(498,906,329)	$661,701,307
Interest and dividends on investments	128,328,446	115,478,764
Net investment income (loss)	(370,577,883)	777,180,071
Interest income on notes receivable from participants	6,385,663	4,540,623
Contributions:
Employer	278,359,198	268,876,156
Participants	295,372,342	276,771,250
Rollovers	62,948,914	67,947,899
Total contributions	636,680,454	613,595,305
Total additions	272,488,234	1,395,315,999
Deductions:
Benefits paid to participants	467,294,233	319,820,570
Administrative expenses	3,421,380	3,664,369
Total deductions	470,715,613	323,484,939
Net increase (decrease) in net assets available for benefits	(198,227,379)	1,071,831,060
Net assets available for benefits:
Beginning of year	5,422,903,404	4,351,072,344
End of year	$5,224,676,025	$5,422,903,404

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2018 and 2017 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $18,500 and $18,000 for 2018 and 2017, respectively. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $6,000 for both 2018 and 2017. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes non-elective contributions to each eligible associate's account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution and (2) Company matching contribution.

The following table summarizes the Company's contribution structure under the Plan:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contribution
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of participation in the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Company contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company's basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $6,447,178 and $3,900,745 as of December 31, 2018 and 2017, respectively. Forfeitures used to reduce certain administrative expenses and the Company contributions totaled $257,619 and $5,007,153, respectively, in 2018, and $1,029,069 and $4,502,139, respectively, in 2017.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2018, the Company offered 29 investment options, which are summarized below:

•
BlackRock LifePath Fund (2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060 and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2020) represents the year during which participants will most likely begin to draw income and/or principal from their investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is a "qualified default investment alternative" for purposes of ERISA.

•
BlackRock MSCI ACWI ex-U.S. IMI Index Fund—Monies are primarily invested in equity securities included in the MSCI ACWI ex-U.S. IMI Index, which broadly represents the performance of the world's total market capitalization outside of the U.S.

•
BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•
BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation-sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

•
BlackRock U.S. Debt Index Fund—Monies are primarily invested in debt securities included in the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

•
Capital One Stock Fund—Monies are invested in a unitized trust fund which primarily invests in shares of the Company’s common stock, as well as in short-term investments to provide for the Capital One Stock Fund's estimated liquidity needs.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the highest four rating categories.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside of the U.S. from at least three different foreign countries, including emerging markets.

•	Fidelity 500 Index Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

•	Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

•	Fidelity Capital Appreciation Fund (Class K)—Monies are primarily invested in common stocks. The investment seeks capital appreciation in either growth stocks or value stocks or both.

•	Hartford Small Company HLS Fund (Class IA)—Monies are primarily invested in common stocks of small-capitalization companies.

•
Lazard/Wilmington Emerging Markets Portfolio Class B—Monies are primarily invested in equity securities of companies that are based or have significant business interests in developing and emerging market countries.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small-capitalization companies.

•
Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in debt securities meant to outperform the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

•
Invesco Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

•	T. Rowe Price Institutional Large Cap Growth Fund—Monies are primarily invested in securities of large-capitalization companies believed to offer the potential for above-average earnings growth.

•
T. Rowe Price Institutional Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-capitalization U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000 Value Index.

•
Vanguard Total World Stock Index Fund Institutional Shares—Monies are primarily invested in common stocks included in the FTSE Global All Cap Index, which broadly represents the performance of the world's total market capitalization in both developed and emerging markets.

•	WTC-CIF II Mid Cap Opportunities (Series 3)—Monies are primarily invested in common stocks of mid-capitalization companies.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Notes Receivable from Participants

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with prevailing rates as determined by the Benefits Committee (currently at a rate of Prime plus 2%). Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Administrative expenses consist primarily of record keeping and advisory fees paid to the Trustee and are paid either out of Plan forfeitures or by the Company. Accounting fees are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any unvested amounts in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Securities transactions are recorded as of the trade date.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end.

Capital One Stock Fund is not traded on an active market. The unit value of the Capital One Stock Fund is based on the closing price of the Company's stock and the value of the money market component on the last business day of the Plan year. The Company's stock is listed and traded on the New York Stock Exchange.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Collective investment trusts are not traded on an active market and are valued using the net asset value per share provided by the administrator of the fund as a practical expedient. The net asset value per share of the collective investment trusts is based on underlying investments which are traded on an active market. Each collective investment trust provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements for participants and 30 days advance notice requirement for the Plan. There were no unfunded commitments as of December 31, 2018 and 2017.

The Plan’s investment in the Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs, and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Interest income on investments and notes receivable from participants is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments is reflected in statements of changes in net assets available for benefits.

Risks and Uncertainties

The Plan invests in many types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2018 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

Fully Benefit-Responsive Investment Contracts

The Invesco Stable Value Fund (the “Fund”) invests primarily in investment contracts such as traditional GICs and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The interest crediting rate is based on a formula established by the contract issuer. With traditional GICs, the Fund owns only the contract itself.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate of less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

wrapper contract. As of both December 31, 2018 and 2017, all of the investment contracts in the Fund were synthetic GICs.

Certain circumstances may limit the ability of the Fund to transact at contract value with the contract issuer. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Note 4—Fair Value Measurement

Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:
Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that management maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of the ultimate realizable value.

Financial Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2018 and 2017:

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

	December 31, 2018
	Level 1	Total
Investments, at fair value:
Mutual funds	$2,121,578,772	$2,121,578,772
Capital One Stock Fund	263,688,518	263,688,518
Plan assets not classified in fair value hierarchy:
Collective investment trusts		2,275,116,396
Total plan assets, at fair value		$4,660,383,686

	December 31, 2017
	Level 1	Total
Investments, at fair value:
Mutual funds	$2,658,094,485	$2,658,094,485
Capital One Stock Fund	335,223,001	335,223,001
Plan assets not classified in fair value hierarchy:
Collective investment trusts		1,883,442,618
Total plan assets, at fair value		$4,876,760,104

Note 5—Income Tax Status

The Plan has received a determination letter from the IRS dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has assessed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2018 and 2017, for which a statutory exception exists:

	December 31,	December 31,
	2018	2017
Fidelity 500 Index Fund	$704,788,366	$687,078,440
Capital One Stock Fund	263,688,518	335,223,001
Fidelity Capital Appreciation Fund	163,985,643	177,831,533
Notes receivable from participants	130,370,172	130,843,044
Fidelity BrokerageLink	47,176,859	46,613,029

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

The Plan recognized administrative expense paid to the Trustee of $3,421,380 and $3,664,369 in 2018 and 2017, respectively.

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2018 and 2017 per the financial statements to the net assets available for benefits per Form 5500:

	December 31,	December 31,
	2018	2017
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$5,224,676,025	$5,422,903,404
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,765,862)	3,937,520
Loans deemed distributed	(1,268,606)	(873,107)
Net assets available for benefits, per Form 5500	$5,219,641,557	$5,425,967,817

The following table presents a reconciliation of net income for the year ended December 31, 2018 and 2017 per the financial statements to the net income per Form 5500:

	Year Ended December 31,
	2018	2017
Net income:
Net increase in net assets available for benefits, per the financial statements	$(198,227,379)	$1,071,831,060
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,937,520)	(3,880,022)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,765,862)	3,937,520
Change in loans deemed distributed	(395,499)	(432,662)
Net income, per Form 5500	$(206,326,260)	$1,071,455,896

Capital One Financial Corporation Associate Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies:
*	Fidelity 500 Index Fund	8,091,715	shares	$704,788,366
	T. Rowe Price Institutional Large Cap Growth Fund	9,606,213	shares	342,941,798
	T. Rowe Price Institutional Large Cap Value Fund	11,438,832	shares	225,573,770
	Dodge & Cox Balanced Fund	2,200,498	shares	205,240,465
	Dodge & Cox International Stock Fund	4,484,740	shares	165,531,760
*	Fidelity Capital Appreciation Fund	5,515,831	shares	163,985,643
	Hartford Small Company Fund	5,861,039	shares	107,725,901
	Northern Small Cap Value Fund	5,878,299	shares	105,985,733
	Vanguard Total World Stock Index Fund	393,837	shares	52,628,477
	Total registered investment companies			2,074,401,913
	Collective investment trusts:
	BlackRock LifePath 2045 L	14,029,289	shares	248,612,081
	WTC-CIF II Mid Cap Opportunities	18,915,586	shares	234,174,952
	BlackRock LifePath 2040 L	13,430,541	shares	232,343,417
	BlackRock LifePath 2050 L	12,763,652	shares	230,533,670
	Prudential Core Plus Bond Fund	1,271,901	shares	204,916,018
	BlackRock LifePath 2035 L	11,911,918	shares	200,085,728
	BlackRock LifePath 2055 L	8,696,088	shares	159,687,111
	BlackRock LifePath 2030 L	9,667,829	shares	156,713,513
	BlackRock LifePath 2025 L	7,619,287	shares	118,710,913
	BlackRock MSCI ACWI ex-U.S. IMI Index Fund	8,323,074	shares	100,979,693
	BlackRock Russell 2500 Index Fund	5,407,134	shares	89,888,729
	Lazard/Wilmington Emerging Markets B	5,429,655	shares	89,317,821
	BlackRock U.S. Debt Index Fund	5,868,471	shares	65,720,847
	BlackRock LifePath 2020 L	4,223,274	shares	62,979,170
	BlackRock LifePath 2060 L	3,345,412	shares	40,277,080
	BlackRock LifePath Retirement L	2,456,439	shares	34,128,326
	BlackRock Strategic Completion Non-Lendable Fund	585,851	shares	6,047,327
	Total collective investment funds			2,275,116,396
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		47,176,859
	Fully benefit-responsive investment contracts:
	Wrapped holdings	411,086,318	shares	411,723,687
	Cash & equivalents	22,198,480	par	22,198,480
	Invesco Stable Value Fund			433,922,167
*	Capital One Stock Fund:
	Corporate common stock	3,371,499	shares	255,183,326
	Cash & equivalents	8,505,192	par	8,505,192
	Capital One Stock Fund			263,688,518
	Total investments			5,094,305,853
*	Notes receivable from participants, maturing through 2032	3.25%-9% interest rates		130,370,172
	Total as of December 31, 2018			$5,224,676,025
__________
* Indicates a party-in-interest to the Plan.
Note: Column (d) is not applicable as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

Date: June 18, 2019	By:	/s/ MEGHAN WELCH
Meghan Welch
on behalf of the Benefits Committee, as Plan Administrator